SWCD LLC dba Campfire Capital

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2015

Capital				
Member's equity			$	74,199
Deductions and charges:				
Nonallowable assets:				
Accounts receivable	$	1,300		
Prepaids		1,415		
Furniture and equipment, net		1,123		
				3,838
Net capital			$	70,361
Aggregate indebtedness				
Accounts payable and accrued expenses			$	16,187
Computation of basic net capital requirement				
Minimum net capital required			$	1,079
Minimum dollar net capital required				5,000
Net capital requirement				5,000
Excess net capital			$	65,361
Net capital less 120% of minimum				
dollar net capital required			$	64,361
Percentage of aggregate indebtedness to net capital				23%

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2015)

<u>Net Capital as reported on 4th Quarter Focus</u>	$	76,862
<u>Adjustments from 4th Quarter Focus to Annual Audit</u>		
Increase in accrued expenses		(6,500)
Rounding		(1)
Total adjustments		(6,501)
<u>Revised Net Capital as reported in the Annual Audit</u>	$	70,361